NEWS RELEASE

INTEROIL TO PRESENT AT RAYMOND JAMES 33rd

ANNUAL INSTITUTIONAL INVESTORS CONFERENCE

Port Moresby and Houston, TX-- March 5, 2012 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) today announced that Mr. Wayne Andrews, Vice President Capital Markets, will present today Monday, March 5, 2012 at 4:35 PM Eastern Time at the Raymond James 33rd Annual Institutional Investors Conference that is being held in Orlando, Florida USA. A link to the live web cast of this presentation will be available at www.interoil.com. An audio replay of the broadcasts and the presentation slides will also be made available on our website.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews Meg LaSalle

V. P. Capital Markets Investor Relations Coordinator

Wayne.Andrews@InterOil.com Meg.LaSalle@InterOil.com

The Woodlands, TX USA The Woodlands, TX USA

Phone: +1 281-292-1800 Phone: +1 281-292-1800